Jordan D. Schnitzer
Attorney

190 Carondelet Plaza, Suite 600
St. Louis, MO 63105
Direct: 314.345.6228
Fax: 314.480.1505
jordan.schnitzer@huschblackwell.com

February 11, 2011

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington D.C. 20549 Attn: Brick Barrientos
Re:	Tributary Funds, Inc. (the “Registrant”);
File Numbers 811-08846 and 333-85982

Dear Mr. Barrientos:

On January 24, 2011, the Registrant filed a preliminary proxy statement (the “Preliminary Proxy”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).    You recently contacted this office to provide comments relating to the Preliminary Proxy.  This letter responds to your comments.  For your convenience and reference, we have summarized your comments in this letter and provided the Registrant’s response below each such comment.

Concurrently with this letter, the Registrant is filing the definitive proxy statement, pursuant to Section 14(a) of the Securities and Exchange Act (the “Definitive Proxy”).  The Definitive Proxy is being filed for the purpose of incorporating modifications to the Preliminary Proxy in response to your comments as described in this letter, and to make other minor and conforming changes.  For purposes of this letter, capitalized terms not otherwise defined herein shall have the definition given to them in the Definitive Proxy.

1.	Comment:	Please disclose whether KBI advises any other mutual funds similar to the Fund.

Response:	We have added disclosure to the Definitive Proxy clarifying that KBI does not advise any other mutual funds similar to the Fund.

2.	Comment:	Please disclose that the safe harbor conditions provided under Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”) as it applies to the transaction have and will be met.

HUSCH BLACKWELL LLP

Securities and Exchange Commission
Attn: Brick Barrientos

February 11,  2011

Response:	We have added disclosure to the Definitive Proxy explaining how KBI believes the safe harbor conditions provided under Section 15(f) have and will be met.

3.	Comment:
Please clarify the date that the Interim KBI Sub-Advisory Agreement was approved by the Board.  We note that the Preliminary Proxy states that the Interim KBI Sub-Advisory Agreement was approved on January 17, 2011, which violates Rule 15a-4 under the 1940 Act.

Response:
We have enhanced disclosure in the Definitive Proxy clarifying that the Board approved the KBI Sub-Advisory Agreement at an in-person meeting held on October 8, 2010 and otherwise satisfied Rule 15a-4 when approving the Interim KBI Sub-Advisory Agreement.

4.	Comment:	Please disclose the date of the Reorganization.

Response:	We have enhanced disclosure in the Definitive Proxy clarifying that the Reorganization was approved and became effective on May 3, 2010.

5.	Comment:	Please disclose the date that the Tributary Advisory Agreement was approved by shareholders of the Fund.

Response:	We have enhanced disclosure in the Definitive Proxy clarifying that the Tributary Advisory Agreement was approved on May 3, 2010.

6.	Comment:	Please disclose the date that the Previous KBC Sub-Advisory Agreement was approved by shareholders of the Fund.

Response:	We have enhanced disclosure in the Definitive Proxy clarifying that the Previous KBC Sub-Advisory Agreement was approved on May 3, 2010.

*                      *                       *

HUSCH BLACKWELL LLP

Securities and Exchange Commission
Attn: Brick Barrientos

February 11,  2011

The Registrant acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•
Securities and Exchange Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the responses contained in this letter, please contact me at (314) 345-6228.

Sincerely,

/s/ Jordan D. Schnitzer

Jordan D. Schnitzer
Attorney
JDS
cc:	Ms. Brittany Fahrenkrog
Tributary Funds, Inc.
1620 Dodge Street, Stop 1072
Omaha, Nebraska 68197

Mr. Evan Williams
Jackson Fund Services
225 West Wacker Drive, Suite 1200
Chicago, Illinois 60606

  HUSCH BLACKWELL LLP